0001568941



13000214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PhoneRepairShop.com Inc
(Name of small business issuer in its charter)

Missouri	7600-11	45-3793394
State or jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number

Mailing Address (Service of Process)
6643 NW MONTICELLO CT
KANSAS CITY, MO 64111
(573) 424-1659

(Address and telephone number of principal executive offices)

Corporate Training Facility and Headquarters
PhoneRepairShop.com Inc
8506 NW Prairie View rd
Kansas City, Mo 64153

Corporate Address Registered with Florida
1530 Jefferson Ave. #23
Miami Beach, Fl 33139

(573) 424-1659
(Address of principal place of business or intended principal place of business)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1- NOTIFICATION

ITEM 1-SIGNIFICANT PARTIES

(a) The issuers director:

Brian Laoruangroch
(Corporate Address)
8506 NW Prairie View rd
Kansas City, Mo 64153

(Mailing address)
6643 NW Monticello ct
Kansas City, Mo 64152

(Residential Address)
1530 Jefferson Ave, Apt 23

Miami Beach, Florida 33139

(b) The issuers officers:

Brian Laoruangroch-CEO
Brett Laoruangroch-Vice President
Wayne Lam- Internal Director of Franchising

c) The issuer's general partners:

Brian Laoruangroch

Joshua Roberts

Stephen Sedlak

Brandon Scott

Spencer Oberg

d) owners of 5 percent or more of any class of the issuer's equity securities:

Brian Laoruangroch

Address same as above

e)beneficial owners of 5% or more of any class of stock;

Brett Laoruangroch (49% of Brian Laoruangroch Shares)

f)there are no promoters of the issuer

g)there are no affiliates of the issuer

h)at this time there is no counsel to the issuer with respect to the proposed offering

i)there is no underwriter with respect to the proposed offering:

j)there are no underwriters directors

k)there are no underwriters officers

l) the are no underwriter's general partners; and

m) there is no counsel to the underwriter

ITEM 2- APPLICATION OF RULE 262

a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
b) None of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262

ITEM 3- AFFILIATE SALES

No part of the proposed offering involves the resale of securities by affiliates of the issuer

ITEM 4- JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

a) The securities will be offered in all U.S. jurisdictions nationwide, which will be intended for all 50 states.
b) The securities will be offered through our company website www.PhoneRepairshops.com and potentially through investment/crowdfunding websites along with other internet marketing portals. We also plan to have stock offered on the National Securities Exchanges.

ITEM 5-UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

A) There are no unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this form 1-A

ITEM 6- OTHER PRESENT OR PROPOSED OFFERINGS

The issuer or any of its affiliates are not currently offering or contemplating the offering of any securities

ITEM 7-MARKETING ARRANGEMENTS

a. There are no marketing arrangements known to the issuer or to any person named in response to item 1 above or to any selling security holder in the offering covered by this Form 1-A
b. No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority

ITEM 8- RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

There are no experts named in the offering

ITEM 9- USE OF A SOLICITATION OF INTEREST DOCUMENT

No publication authorized by Rule 254 was used prior to the filing of this notification

PART II- OFFERING CIRCULAR-MODEL A

COVER PAGE

PhoneRepairShop.com Inc (Exact name of Company as set forth in Charter)

Type of securities offered: common stock
Maximum number of securities offered: 25,000,000/Minimum number of securities offered: 2,500,000
Price per security: $2.00
Total proceeds: If maximum sold: $50,000,000 If minimum sold: $5,000,000 (See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? N/A
Is there a finder's fee or similar payment to any person? No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? No (See Question No. 25)
Is transfer of the securities restricted? No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[x] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has not yet been registered for offer and sale in any states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __24__ pages.

THE COMPANY

1. PhoneRepairShop.com Inc

State and date of incorporation: ____Florida January 17, 2013________________

Street address of principal office: _6643 NW Monticello ct., Kansas City, Mo 64152_______

Company Telephone Number: (573)424-1659

Fiscal year: January 1 (month) (day)

Person(s) to contact at Company with respect to offering:

Brian Laoruangroch

573.424.1659
6643 NW Monticello ct
Kansas City, Mo 64152

RISK FACTORS

Our limited operating history makes it difficult for you to evaluate our current and future business and prospects and future financial results.

If we are unable to obtain additional financing, we may

be unable to proceed with our Plan of Operations; even if we obtain additional debt or equity financing, your equity interest in our stock will be diluted

If the nature of the cell phone replacement market changes regarding the use of cell phone handsets, wireless service contracts, insurance programs, and wireless service in-store repairs, we may be unable to continue to produce our products and we may have to terminate our business, and you will lose your entire investment

The use of our products is subject to social trend fluctuations which may cause fluctuating financial results and a reduction of our revenues during certain periods, which would negatively affect our potential profitability and the value of your investment in our stock

Because we are only a regional retailer at the moment, and our competitors may currently have more expansive market penetration that us, or may have a more established brand, we may not obtain consumer acceptance of our products, which may adversely affect our ability to generate revenues.

Our intellectual property rights are pending and we face trademark, copyright, and patent protection risks that may negatively affect our brand name reputation, revenues and potential profitability

If we lose the services of our Chief Executive Officer, Brian Laoruangroch, our operations may be adversely affected or we may be unable to continue our operations

If we are unable to acquire good executives, managers, and key personnel in the future, it would be detrimental to our company and your investment.

Our management has significant control over matters requiring a shareholder vote, which will prevent our minority shareholders from influencing our activities

Our operations are subject to possible conflicts of interest which may result in our officers and directors favoring their own business interests over ours, which may have a negative effect on our revenues and potential profitability

Our management devotes only limited time to our business and may continue to do so in future, which may negatively affect our revenues and potential profitability

There is not and there may never be a public market for shares of our stock, which may make it difficult for investors to sell their shares

Because our stock is an originally low-priced stock for which there is and may never be a market, any investment in our common stock is a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares

Other risk factors involved with being a new business, and our business specifically are:

a. lack of cash flow and start-up injection money. Our company was launched on a shoe-string budget and has been financed from revenues and profits for nearly 5 years.

b. inexperience of management. The CEO is 28 years old, and has not worked for another large corporation or a managed a publicly traded company before.

c. dependence of the company on the current trends of the wireless industry and wireless smartphone providers

d. a retail used phone and repair market is still relatively new and has not completely proven its viability.

e. absence of long-term operating history of the company is a risk, which contributes to the overall financial position of the company.

f. conflicts of interest with management

g. arbitrary establishment of offering price

h. reliance on the efforts of a single individual

i. absence of a trading market if a trading market is not expected to develop.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

THE BUSINESS AND PROPERTIES

3. WITH RESPECT TO THE BUSINESS OF THE COMPANY AND ITS PROPERTIES

a. PhoneRepairShop.com Inc is a franchise system. Our company franchises to business owners retail store systems that "Buy, Sell, and Repair" used cell phones, specifically smartphones.

b. The company is currently carrying out the process of franchising, which includes franchise locations in Columbia Missouri, St Louis Missouri, Edwardsville Illinois, Fairview Heights Illinois, Chicago Illinois, Indianapolis Indiana, Champaign Illinois, Omaha Nebraska, Kansas City Missouri, Louisville Kentucky and Champaign Illinois. There are not suppliers of our services as we have invented a system, which does not have a finite maximum amount that can be created if a market exists. Our product supplies inside our stores are not dependent upon suppliers.

c. The company operates in the wireless industry, and more specifically, the secondary used-handset market. Our business is determined by developments within the wireless industry and wireless providers. Current trends show that wireless cell phone users are more commonly using smartphone style handsets like Iphones and Android devices made by companies like Samsung and HTC. Trends in the market appear to show an ever increasing consolidation functions from "end of life" products like gps, email, mp3 players, cameras, etc. The consolidation of cell phone users most important tools into one devices, makes cell phone users heavily reliant on the phones and creates a demand for our services. The company plans to compete for business nationwide in every state, city and county in America.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d) Marketing strategies the company plans to employ are first-mover advantage. We would like regional flagship stores spread across the country that will attract future franchisees to help form the base of our internally projected 5,000 storefront system. Our hope is if we are able to open in strategic key areas now, we would have a very good at achieving brand loyalty for years to come, nationwide.

e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12-1-11 – $500/month (billable royalty fees)
As of 12-1-12- $9,500/month (billable royalty fees)

The difference in royalty fees is based on the number of franchisees that we have from 2011 to 2012. In 2011, we had 1, almost two franchises paying us a minimum royalty of $500/month. Each month, more franchises are beginning to open. As each franchise opens, we will have more monthly billable sales

f) The company has one employee, CEO Brian Laoruangroch. At the current time, all members of the franchise system and store owners are independent franchisees, who own their own businesses. At the time, the positions of Vice-President by Brett Laoruangroch and Internal Director of Franchising are figurehead positions that do not receive compensation from the corporation. In the past, these officers have been compensated for their services with reduced franchise fees. Over the next 12 months, we will hire as few employees as possible and only the ones that are necessary. In the future we will probably outsource franchise sales representatives.
Establishment, growth, development and operation of future franchises will be oursourced to our current franchisees, or possibly we will hire for these positions, including the positions of trainer at Phone Repair Shop University, regional managers, and new store development consultants.

g) the company informally leases 11 retail store spaces across the Midwest. However, in reality and legally, the company does not have a single lease under its name, including not having a paid officer or headquarters. With the use of proceeds, the company will lease acquire occupancy of up to 200 locations for future flagship stores in strategic locations.

h) The company relies heavily on its trade secrets and proprietary information, most of which were discovered/developed in 2011 or before. In the last 12 months, no money has been spent on Research and Development. To protect these secrets of the trade we require the completion of a non-compete and non-disclosure agreement by all employees and franchisees. The company does not plan to expend additional capital on Research and Development

i) The companies business, products, and properties are not currently subject to material regulation by federal, state, or local government agencies.

j. the company does not have any subsidiaries

k) material events in the development of the company. In summer of 2005, Brian Laoruangroch concepted the idea of a national cell phone repair brand. In 2005, he launched an Ebay business that sold used cell phones. In 2006, Mr. Laoruangroch moved his operations from his college dorm room to an office space in downtown Columbia began operating the website Sellyoularphone.com. In 2007, Brian Laoruangroch launched "Green Mobile," a mall kiosk retail store in the Columbia Mall with 5 stockholder friends. In early 2008, Green Mobile launched a second location in Champaign, Illinois. By mid-2008, when the recession hit, the business nearly goes bankrupty and the 5 partners quit. In mid-2008, Brian Laoruangroch, recruits the services of his brother Brett Laoruangroch as vice-president. In late 2008, Brian and Brett close the Champaign, Illinois location and in late 2008, reopen a prototype retail store in Kansas City. In 2009, Brian and Brett begin the conversion of a store-ownership business model, to a franchisee-owned business model. In 2010, Brian and Brett sign their first franchisee in St. Louis Missouri. In 2011, Brett opens a family-owned franchise store in Chicago and a second franchise is opened in Fairview Heights Illinois. In 2012, new franchises are opened in Indianapolis Indiana,

Champaign Illinois, Louisville Kentucky, and Omaha Nebraska. In 2012, Brian completes transition from company-owned stores by converting the Columbia Missouri location to a franchise and closing the Kansas City location, which was re-established a family-owned franchise at a different location in Kansas City. In 2012, PhoneRepairShop.com became an SBA-approved franchisor and listed on the National Franchise Registry.

4. a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

N/A- Company was profitable in the last 12 months

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

   Total $0 ($0 per share)

6. The company did not have profits last year

7. What is the net tangible book value of the Company? ($0)

   b. no securities were sold in the last year

8. what percentage of the outstanding shares of the company will the investors in this offering have?

   If the maximum is sold: 49%

   If the minimum is sold: 5%

   b) what post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page

   if maximum sold: $100,000,000*

   if minimum sold: $100,000,000*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash

exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $50,000,000.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. a. The following table sets forth the use of the proceeds from this offering:

	If minimum sold amount %	If maximum sold amount %
Total Proceeds	$5,000,0000	$50,000,0000
(less offering expenses)		
Legal and accounting fees	($500,000)	($500,000)
Copying and advertising	($50,000)	($50,000)
Net proceeds from offering	$4,450,000	$49,450,000
(Use of net proceeds)		
	$3,500,000 budget for stores=77.7 stores at $45k each	$41,450,000=921K stores
**Corp. Store Location Acquisition costs	$25K each=$7,000 down, + $18,000 ($3k for 6 months)	$25K each
**Corp. Store Build-out costs	$15,000 each	$15K each
**Corp. Store signage costs	$5k each	$5k each
*PRS University	$150K total	$500,000
*Franchise advertising	$500K total	$5,000,000
*PRS "in-a-box"	$100K total	$500K total
*Salaries for personnel	$200K first year	$2,000,000
	$5,000,000	$50,000,000
	100%	$100%

b) if we are unable to raise $5,000,000 minimum, we would prioritize expenses first all corporate store acquisition costs. Priority of expenses was determined by choosing location acquisition costs, because the number of available corporate store locations and market sustenance is limited and time of action is a factor. Securing locations is the top priority.

*Footnotes:

*These expenses are fixed based on the amount of initial investment once the scale of the business has been established

**These expenses are variable and determined by the amount of corporate stores that will be opened.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.a. – at this time, we do not have intention of using material/any amounts of funds from sources other than this offering to be used in conjunction with the proceeds from this offering.

b. no amount of funds are intended to be used to discharge indebtness.

c. no material amount of proceeds is intended to be used to acquire assets, other than in the ordinary course of business. However, a significant amount of the proceeds will be used to lease strategic storefront space, build-out said storefronts, and provide funding to launch said stores.

d. no amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced

11. Without proper financing the company anticipates having cash flow problems in the next 12 months or may be unable to proceed with our expansion plan of action. The company is not currently delinquent on any payments, and has a bank loan outstanding of around $50K to Hawthorne Bank of Columbia, Missouri. In the past, as the company was starting up, we had been delinquent, past due, or unpaid debts through the years of 2005-2012, including but not limited to unpaid salaries to Executive Officers of the company, landlords of "research and development" prototype stores, various cards, utilities, and other services rendered. This was largely attributed to lack of start-up capital, however as the business grew and began generating revenue in 2011, we were able to begin paying expenses and becoming current. We did not generate operating revenue until 2011, we did not begin squaring bills until 2012. If there are unpaid bills by the company after 2013, we will aggressively pay them down out of current company operating capital. Total outstanding bills relating to company start-up or outstanding period, to all persons, totals less than $200K.

12. The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. We do want to "leave the door open" to make an additional offering if we need more capital to accomplish our goal

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount outstanding		
		As of	As adjusted	
		01/ 01 / 2012	Minimum	Maximum
Debt				
	Short-term debt (average interest rate ___%)	$	$	$
	Long-term debt (average interest rate ___%)	$60,000	$50,000	$60,000
	Total debt	$60,000	$50,000	$60,000
	Stockholders equity (deficit):			
	Preferred stock — par or stated value (by class of preferred in order of preferences)	$	$	$
		$	$	$

		$	$	$
		$	$	$
	Common stock — par or stated value	$6,000.00est	$6,000.00	$50,000 est
	Additional paid in capital	$	$	$
	Retained earnings (deficit)	$0	$0	$0
	Total stockholders equity (deficit)	$0	$0	$0
	Total Capitalization	$66,000	$56,000	$110,000

Number of preferred shares authorized to be outstanding: 0

	Number of Class of Preferred	Par Value Shares Authorized	Per Share
			$
			$
			$
			$

Number of common shares authorized: 5,100 previously sold shares. Par or stated value per share, if any: $____.01____

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:________ shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

15. These securities have:

Yes No

[x] [ ] Cumulative voting rights

[ ] [ ] Other special voting rights

[ ] [ ] Preemptive rights to purchase in new issues of shares

[ ] [ ] Preference as to dividends or interest

[ ] [ ] Preference upon liquidation

[ ] [ ] Other special rights or preferences (specify):

Explanation: Each common stock would have traditional common stock voting rights

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date?____/____/____ If serial maturity dates, describe:
____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:
____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(c) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

18. If securities are Preference or Preferred stock: N/A

19. The capital stock securities do not currently have any restrictions on dividends under loan or other financing arrangements

20. Current amount of assets available for payment of dividends $0

PLAN OF DISTRIBUTION

21. There are no selling agents in this offering at the time of this writing

22. There is no compensation to selling agents or finders. There are no selling agents in this offering at the time of this writing

23. There are no selling agents in this offering at the time of this writing

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. This offering is not made through selling agents. This is a DPO (Direct Public Offering) from the company itself. The selling agent is:

Brian Laoruangroch
1545 Bronson Ave
Hollywood, Ca 90068

25. This offering is not limited to a special group

26. There is not an independent bank or savings and loan association or other similar depository institution acting as escrow agent

27. There are no resale restrictions on presently outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. The company has not paid dividends, made distributions upon its stock or redeemed any securities within the last 5 years

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President
Name: Brian Laoruangroch
Age: 28
Office Street Address: 1545 Bronson Ave, Hollywood Ca 90068
Telephone No: (573)424-1659

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Green Mobile Franchise Systems

President
2005-Present

Education
University of Missouri
Uncompleted bachelors degree in Business
6 hours needed to graduate with any sort of degree
Elected Student Body President of school year 2004

Also a Director of the Company (x) yes ( ) no

Indicate amount of time to be spent on Company matters if less than full time: Average of 3-6 hours each day, nearly every day of the year. Time will be equally distributed between two companies Brian presides as president of. Brian also has time commitments with acting and modeling in various U.S. Cities and talent agencies.

30. Chief Operating Officer: Same as CEO, N/A at the time of writing

31. Chief Financial Officer: Same as CEO, N/A at the time of writing

32. There are no other Key Personnel at the time of writing

DIRECTORS OF THE COMPANY

33. Number of Directors: 1. Director for life Brian Laoruangroch

34. Information concerning outside or other Directors (i.e. those not described above): N/A There are no other directors

35. a. Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company:
(x) yes () no

b. No Officers, or Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry
c. The company has conducted operations and is in the growth and expansion stage. This company was launched from the development stage in 2005. In 2005, Brian Laoruangroch saw a new market emerging where cell phones were broken or lost. From this idea, Brian single-handedly, with little to no financing, grew the company to a 10 store franchise system, to-date.
d. None of the Company's key personnel are consultants or other independent contractors
e. The Company does not have key man life insurance policies on any of its Officers, Directors, or key personnel

36. No persons have had a petition under the Bankruptcy Act or any State insolvency law, nor was anything filed against the Company or its Officers, Directors, or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such

persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

Name	Class of shares	Average price per share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brian Laoruangroch	Common Stock	$0	27,006,000	100%	52,006,000	.519

Office Street Address: 1545 Bronson Ave, Hollywood, CA

Telephone Number: 573.424.1659

Principal Occupation: Executive

38. There are no shares beneficially owned by Officers and Directors as a group:

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND RENUMERATION

39. (a) none of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage

(b) The company has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives within the last two years or proposes to do so within the future

(c) None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering

40. (a) List all renumeration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	27,000,000 units of company common stock, plus a controlling 51% and position of CEO, President, and Director for life for starting and launching the

company. This is for all services rendered 2005-2012.

41. there are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights

42. the business is highly dependent on the services of certain key personnel. Brian Laoruangroch is essential to the success of this business. Brian Laoruangroch will sign a non-compete agreeing not to compete against the company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. The Company is an S corporation under the Internal Revenue Code of 1986. We do not presently know if there will be significant tax benefits that will be available to investors in this offering. We have not had a tax advisor pass upon these tax benefits. You should speak with a tax advisor about what implications may be involved.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. There are no miscellaneous factors known at this time, not yet mentioned in this document

Financial Statements

46. Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

PhoneRepairShop.com Balance Sheet

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

Balance sheet as of : 01/01/2013

ASSETS		**LIABILITIES**	
Current Assets		**Current Liabilities**	
Cash	$7,200	Accounts payable (debts from gm acct)	($21,000)
Accounts receivable (fran fees)	$95,000		
(less doubtful accounts)	($20,000)		
Accounts receivable (royalties)	$114,000		
(less doubtful accounts)	($6,000)		
Total Current Assets	$216,200		
Adjusted Total Current Assets	$190,200	**Total Current Liabilities**	($21,000)
Fixed Assets		**Long-term Liabilities**	
Franchise System Rights (manuals, contracts, brand, trade secrets)	$500,000	Bank Note Hawthorne Bank	($50,000)
Non-current accounts receivable	$42,000	Unpaid GM Accounts fund	($29,000)
Security Interest Franchise Stores/yr.	$5,000		
(adjusted 5 year term min)	$25,000		
Website and Domain name	$5,000	**Shareholders' Equity**	
		Capital stock	$50,000
		Paid in Capital (Cash Inv, Salary Loans)	$500,000
		Retained earnings	$117,200
Total Net Fixed Assets	$577,000	**Total Shareholders' Equity**	$667,200
TOTAL ASSETS	$767,200	**TOTAL LIABILITIES & EQUITY**	$767,200

PhoneRepairShop.com

Profit & Loss Statement

For the Period Ended December 31, 2012

Income	**2011**	**2012**	
Franchise Fees	$60,000	$80,000	
Royalties	$6,000	$36,000	
Other Income			
Total Income	**$66,000**	**$149,000**	
Expenses			
Payroll	($35,000)	($35,000)	
Sales Commission/Referral Fee	($25,000)	$0	
Travel, Research, and Development	($6,000)	($100,000)	
Total Expenses	($66,000)	($135,000)	
Profit/Loss	**$0**	**$14,000**	

Green Mobile Balance Sheet

(acquired R&D business of prototype "test" stores 2007-2012)

ASSETS		**LIABILITIES**	
Current Assets		**Current Liabilities**	
Cash	$0	Accounts payable (debts from gm acct)	($21,000)
Accounts receivable	$0		
(less doubtful accounts)			
Adjusted Total Current Assets	$0	**Total Current Liabilities**	($21,000)
Fixed Assets		**Long-term Liabilities**	
Furniture, Fixtures, etc.	$0	Bank Note Hawthorne Bank	($50,000)
Non-current accounts receivable	$0	Unpaid GM Accounts fund	($29,000)
		Shareholders' Equity	
		PhoneRepairShop.com's Buyout Fund	$100,000
		(Fund purchases Green Mobile and assumes all outstanding debts	
Total Net Fixed Assets	$0	**Total Shareholders' Equity**	$0
TOTAL ASSETS	$0	**TOTAL LIABILITIES & EQUITY**	$0

Income	**2010**	**2011**	**2012**
Prototype Store Operating Revenue	$85,000	$86,000	
Payment of previous rent debt in buyout by TPRS			$14,000
Total Income	**$85,000**	**$86,000**	**$14,000**
Expenses			
Research and Development Costs	($185,000)	($100,000)	

Total Expenses	($185,000)	($100,000)	$0
Net Profit	($100,000)	**($14,000)**	**$14,000**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.
(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.
(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.
(4) Pro Forma Financial Information.
(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company's financial statements do not show losses from operations. Because we generate revenues from royalties, revenues did not start for us until 2011. Before 2011, related R & D expenses were related to development of the franchise system, system contracts, system methods, and prototypes. These R & D costs are reflected in "Green Mobile," which we operated from 2007 to 2012 to figure out a working business model. This company was purchased by us, PhoneRepairShop.com and Green Mobile was closed on 12/31/12. The assets of Green Mobile are acquired by PhoneRepairShop.com, the unpaid Research and Development debts are also assumed from Green Mobile by PhoneRepairShop.com, which totaled roughly $114,000.

48. The trend in the cell phone repair industry appears to be growing. When we entered the market in 2005, we were merely an Ebay business. As we have continued to evolve from Ebay, to website, to mall kiosk, to storefront, to franchise system, we see that the number of competitors, as well as the size of the repair market grows, both online and in traditional Brick and Mortar Stores. We could be adversely affected by a flood of competition, or we could be the pioneer in an expanding market. I believe the latter.

49. The Company did not sell a product or products that had significant sales during its last fiscal year

50. The Company did not have foreign sales

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach State of Florida, on January 18, 2013

(Issuer) Phonerepairshop.com Inc

By (Signature and Title) ______ Pres

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______

(Title) Pres

(Selling security holder) ______

(Date) 1-18-13

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.